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                                                                     EXHIBIT 130

                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

             Section 85(1) of the Securities Act (British Columbia)
                 Section 146(1) of the Securities Act (Alberta)
                  Section 72(2) of the Securities Act (Ontario)

1.       REPORTING ISSUER

         InterOil Corporation ("InterOil")

2.       DATE OF MATERIAL CHANGE

         June 10, 2003

3.       PRESS RELEASE

         A press release disclosing that InterOil had entered into an agreement with General Exploration Drill Holdings ("GEDH") subject to regulatory approval, was issued on March 28, 2003. A copy of the press release is attached hereto as Appendix A.

4.       SUMMARY OF MATERIAL CHANGE

         InterOil has announced that, a special purpose built drilling rig has been developed with General Exploration Holdings ("GEDH") encompassing slim hole drilling technology. InterOil and GEDH have entered into an agreement, subject to regulatory approvals, whereby InterOil will issue approximately 31,240 shares of common stock at a price consistent with its last equity issuance, or C$13.75 per share, to GEDH for part of the payment for the drilling rig and design services. In total, this equates to a transaction value of approximately C$429,550 (US$293,654). These shares will be subject to a four-month hold period.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Please see the press release attached hereto as Appendix A.

6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         This filing is not being made on a confidential basis.

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7.       OMITTED INFORMATION

         None.

8.       STATEMENT OF SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Graeme Alexander, Corporate Counsel and Company Secretary of InterOil, who is knowledgeable about the details of the material change and may be contacted at 61 (7) 4046 4600 (Australia).

         The foregoing accurately discloses the material change referred to herein.

         DATED at Cairns, Australia this 13th day of June 2003.

                                        INTEROIL CORPORATION

                                        Per: (Signed) Graeme Alexander
                                                Authorized Signing Officer

                                  Appendix "A"
                                  Press Release